MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

November 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Green Century Funds (File Nos. 33-41692 and 811-06351)

Post-Effective Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Ashley Vroman-Lee of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission regarding Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A of Green Century Funds (the “Registrant”) relating to Green Century Balanced Fund and Green Century Equity Fund (each, a “Fund” and collectively, the “Funds”), filed on September 30, 2014. Following are the Staff’s comments and the Registrant’s responses thereto:

A. General Comments

1.	Comment:	The Staff asked that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments

	Response:	A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.	Comment:	The Staff requested that the Registrant confirm that, to the extent possible, all material information with respect to the Funds is included in the Registrant’s future Rule 485(a) and Rule 485(b) filings.

	Response:	The Registrant confirms that, to the extent possible, it will include all material information with respect to the Funds in the Registrant’s future Rule 485(a) and Rule 485(b) filings.

3.	Comment:	The Staff requested that the Registrant remove the reference to the privacy policy from the cover page of the prospectus.

	Response:	The Registrant has removed the reference to the privacy policy from the cover page of the prospectus.

B. Green Century Balanced Fund - Summary Section

1.	Comment:	The Staff noted that the Registrant includes dashes next to certain line items of the fee table, including line items regarding sales charges, distribution fees and other fees. The Staff requested that the Registrant confirm that the dashes indicate that the Fund does not charge a fee relating to the applicable line items and, if so, to consider omitting such line items from the fee table.

	Response:	The Registrant confirms that the dashes referred to by the Staff indicate that the Fund does not charge a fee relating to the applicable line items. The Registrant respectfully submits that it is helpful to investors to include line items in the fee table indicating that the Fund does not assess sales charges, distribution fees and other fees. To address the Staff’s comment, the Registrant has replaced the dashes with “none” to clarify that the Fund does not charge such fees.

2.	Comment:	The Staff requested that the Registrant confirm that administrative fees and other expenses are presented in accordance with the requirements of Form N-1A.

	Response:	The Registrant confirms that administrative fees and other expenses are presented in accordance with the requirements of Form N-1A.

3.	Comment:	The Staff suggested that the Registrant consider changing the phrase “the Balanced Fund will not knowingly invest” to “the Balanced Fund does not intend to invest” in the statement that “the Balanced Fund will not knowingly invest in companies engaged in the extraction, exploration, production, manufacturing or refining of fossil fuels.”

	Response:	The Registrant has revised the disclosure to address the Staff’s comment.

4.	Comment:	The Staff requested that the Registrant confirm that it discloses a principal risk corresponding to each principal investment strategy of the Fund disclosed in the summary section.

	Response:	The Registrant confirms that that it discloses a principal risk corresponding to each principal investment strategy of the Fund disclosed in the summary section.

5.	Comment:	The Staff requested that the Registrant consider including an active management risk.

	Response:	The Registrant notes that it believes that the current risk disclosure addresses the risks of active management, and that no additional disclosure is required.

6.	Comment:	The Staff requested that the Registrant revise the disclosure to clarify if the portfolio managers of the Fund are jointly responsible for the management of the Fund in accordance with Item 5(b) of Form N-1A.

	Response:	The Registrant has revised the disclosure to address the Staff’s comment.

C. Green Century Equity Fund - Summary Section

1.	Comment:	The Staff noted that comments provided with respect to the summary section for Green Century Balanced Fund also apply to the summary section for Green Century Equity Fund, as applicable.

	Response:	The Registrant has addressed the Staff’s comments in the manner indicated in the responses above. The Registrant notes that its responses with respect to Green Century Balanced Fund also apply to Green Century Equity Fund, as applicable.

2.	Comment:	The Staff requested that the Registrant revise the disclosure to indicate the market capitalization range of the MSCI KLD400 Social ex Fossil Fuels Index (the “KLD400 Index”).

	Response:	The Registrant notes that the disclosure in the summary section indicates that the Fund buys and sells stocks so that the composition of its securities holdings will correspond, to the extent reasonably practicable, to the composition of securities in the KLD400 Index, and states that, as of September 30, 2014, large-cap U.S. companies (defined as companies with market capitalizations of over $10 billion) represented approximately 87% of the market value of investments of the Fund. The Registrant respectfully submits that no additional disclosure is required.

D. Management of the Green Century Funds

1.	Comment:	The Staff requested that the Registrant revise the disclosure to clarify if the portfolio managers of Green Century Balanced Fund are jointly responsible for the management of the Fund in accordance with Item 10(a)(2) of Form N-1A.

	Response:	The Registrant has revised the disclosure to address the Staff’s comment.

E. Statement of Additional Information

1.	Comment:	The Staff noted that the Registrant states that the KLD400 Index seeks to maintain approximately similar sector weights as the MSCI USA IMI Index (the “MSCI Index”). The Staff requested that the Registrant confirm that it is appropriate to compare the KLD400 Index to the MSCI Index if the indexes do not share the same constituents.

	Response:	The Registrant has deleted the disclosure referred to by the Staff regarding the MSCI Index.

2.	Comment:	The Staff noted that the concentration policy for Green Century Equity Fund states that “if an investment objective or strategy of the [Fund] is to match the performance of an index and the stocks in a single industry comprise more than 25% of such index, the [Fund] may invest more than 25% of its assets in that industry.” The Staff noted that, as phrased, the policy appears to reserve the Fund’s ability to concentrate and requested that the Fund change the word “may” to “will” in the disclosure noted above.

	Response:	The Registrant notes that the Fund’s investment strategy is to invest substantially all of its assets in the stocks that make up an index. The Registrant believes that the language referred to by the Staff does not reserve the right to concentrate, but merely acknowledges that to the extent that the index to which the Fund’s securities holdings correspond is concentrated in an industry, the Fund may also be so concentrated. The Registrants also notes that the Fund’s concentration policy is a fundamental policy that cannot be changed without shareholder approval, and further notes that the policy was reviewed by the Staff and approved by shareholders in 2005.

3.	Comment:	The Staff noted that the dollar amount of advisory fees incurred by Green Century Balanced Fund increased substantially over the last three fiscal years, from $371,984 in 2012, to $447,034 in 2013 and $677,662 in 2014. The Staff requested that the Registrant confirm that such year-to-year increases were as a result of increases in assets under management.

	Response:	The Registrant confirms that the year-to-year increases in advisory fees incurred by Green Century Balanced Fund were as a result of increases in assets under management.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:	Kristina Curtis

Amy Puffer

Toby Serkin, Esq.

Exhibit A

Green Century Funds

114 State Street

Boston, MA 02109

November 28, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Green Century Funds

File Nos. 33-41692 and 811-06351

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A of Green Century Funds (the “Registrant”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Green Century Funds

By:	/s/ Kristina Curtis
	Name:	Kristina Curtis
	Title:	President